SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-held Company)

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 30, 2019

I. Date, Time and Place: October 30, 2019, at 12:00 p.m., at Gol Linhas Aéreas Inteligentes S.A. (“Company”), Praça Comandante Linneu Gomes, s/nº, Portaria 3 - Meeting Room of the Board of Directors, Jardim Aeroporto, City of São Paulo, State of São Paulo. II. Call and Attendance: Call notice on October 23, 2019, under the terms of §1 of Article 19 of the Company’s bylaws, and the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Francis James Leahy Meaney, and Miss Anna Luiza Serwy Constantino. III. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Melissa Paula dos Santos da Silva Sica, to act as secretary of the meeting. IV. Agenda: To pass resolutions on the following matters: (i) approval of the Company’s financial statements for the third quarter of 2019, reviewed by KPMG Auditores Independentes (“KPMG”); (ii) homologation of the Company’s capital increase, as result of the exercise of stock purchase options granted under the Company’s Stock Purchase Option Plans approved at the Extraordinary Shareholders’ Meetings held on October 19,2012 (“Stock Purchase Option Plan 2012”) and on August 21, 2019 (“Stock Purchase Option Plan 2019”); (iii) grant by the Company of a corporate guarantee of the obligations of Gol Linhas Aéreas S.A. (“GLA”), controlled by the Company, under a certain Aircraft Leasing Agreement (“Lease Agreement”) entered into by: (iii.a) GLA and BBAM Aircraft Leasing & Management (“BBAM”), in the amount of up to US$ 28,200,000; and (iii.b) GLA and Labrador Aviation Finance Limited (“LAFL”), in the amount of up to US$ 13,920,000; (iv) execution of a Credit Agreement, between the Company, GLA, Crédit Agricole Corporate and Investment Bank (“CA-CIB”) and Export-Import Bank (“Ex-Im Bank”), in the amount of up to US$ 25,000,000 to finance the payment of maintenance services on GLA’s aircraft engines; (v) execution of a Guaranty Agreement (“Guaranty Agreement”), between the Company, CA-CIB and Ex-Im Bank, providing for the Company’s guarantee of GLA’s obligations under the Credit Agreement and the related promissory note; (vi) execution of a borrower indemnity agreement (“Borrower Indemnity Agreement”) and fee letter (“Fee Letter”) setting forth the Company's direct obligations relating to financing agreements for maintenance services on GLA’s aircraft engines; (vii) execution by the Company of any other agreements, commitments or documents relating to the financing of maintenance services on GLA’s aircraft engines, guaranteed by Ex-Im Bank, mentioned in items “iv”, “v” and “vi” above; (viii) correction of the information provided in the minutes of the Board of Directors’ meeting held on July 31, 2019, specifically, item 11 from EXHIBIT I to these minutes, in order to include the intermediary institution “XP Investimentos CCTVM S.A.”; (ix) correction of the information provided in the minutes of the Board of Directors’ meeting held on August 26, 2019, specifically: (ix.a) the number of Subscription Warrants, as defined below, that each one preferred or common share shall be entitled to on the Registration Date, as set forth in item “ii”, subitem “c”, of those minutes; (ix.b) the percentage of potential dilution resulting from the issuance and exercise of Subscription Warrants, as set forth in item “j” of EXHIBIT II to those minutes; and (ix.c) the exercise period of the rights arising from each Subscription Warrant, as indicated in item 2, subitem “a” of EXHIBIT I of those minutes; (x) homologation of the partial subscription of the subscription warrants for preferred shares, registered and nominative, with no par value and no voting rights, except as provided in the Company’s bylaws, issued by the Company upon the payment of the subscription price of R$ 20.00, as approved by the Company’s Board of Directors on August 26, 2019 (“Warrants”), and the cancellation of Warrants not subscribed to by October 22, 2019, or which subscription was conditioned to the subscription of the totality of the Subscription Warrants; and (xi) resignation presented by a member of the Company’s Board of Directors and Alliances Committee, Mr. William Charles Carroll. V. Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matters hereof, the following resolutions were approved by unanimous vote: (i) the Company’s financial statements for the third quarter of 2019, reviewed by KPMG. Accordingly, one copy of the financial statements, duly approved and initialed by the chairman and the secretary of the meeting, will be filed with the Company’s head office and disclosed on the due date; (ii) homologation of the Company’s capital increase within the Company’s authorized capital, in the amount of R$ 60,164,709.01, upon the issuance of 5,391,373 preferred shares, all nominative with no par value, provided that 1,036,250 shares are related to the exercise of stock purchase options granted under the Company’s Stock Purchase Option Plan 2012 and 4,355,123 shares are related to the exercise of stock purchase options granted under the Company’s Stock Purchase Option Plan 2019; these shares are identical to existing shares and, under the terms of the Stock Purchase Option Plan 2012 and the Stock Purchase Option Plan 2019, will be entitled to the same rights granted to the other shares of the same kind, including the receipt of dividends and interest on capital declared after the date hereof: (ii.a) exclusion of the preemptive rights of current shareholders of the Company upon the subscription to new preferred shares, pursuant to Article 171, §3, of Law No. 6404, dated December 15, 1976, as amended; and (ii.b) the total issue price was set at R$ 60,164,709.01, in accordance with the Stock Purchase Option Plan 2012 and the Stock Purchase Option Plan 2019, as set forth in the subscription bulletins. As a result of the foregoing in this item “ii”, the Company’s capital stock shall be increased from R$ 3,103,631,150.15 to R$ 3,163,795,859.16, represented by 3,137,364,724 shares, of which 2,863,682,710 are common shares and 273,682,014 are preferred shares, all nominative with no par value; (iii) execution by the Company of Guarantee Agreements to guarantee the obligations of GLA, as follows: (iii.a) an Aircraft Guarantee Agreement between the Company and the lessor BBAM, in order to guarantee GLA’s obligations for two Boeing 737-

800 aircraft, with the respective manufacturer serial numbers 34997 and 34998, in the amount of up to US$ 28,200,000; and (iii.b) execution of an Aircraft Guarantee Agreement between the Company and the lessor LAFL, in order to guarantee GLA’s obligations for one Boeing 737-800 aircraft, with the manufacturer serial number 32682, in the amount of up to US$ 13,920,000; (iv) execution of a Credit Agreement, between the Company, GLA, CA-CIB and Ex-Im Bank, in the amount of up to US$ 25,000,000 to finance the payment of maintenance services on GLA’s aircraft engines; (v) execution of a Guaranty Agreement, between the Company, CA-CIB and Ex-Im Bank, providing for the Company’s guarantee of GLA’s obligations under the Credit Agreement and the related promissory note; (vi) execution of a Borrower Indemnity Agreement and Fee Letter setting forth the Company’s direct obligations relating to financing agreements for maintenance services on GLA’s aircraft engines; (vii) execution by the Company of any other agreements, commitments or documents relating to the financing of maintenance services on GLA’s aircraft engines, guaranteed by Ex-Im Bank, mentioned in items “iv”, “v” and “vi” above; (viii) correction of the information provided in the minutes of the Board of Directors’ meeting held on July 31, 2019, specifically, item 11 from EXHIBIT I to those minutes, in order to include “XP Investimentos CCTVM S.A.” as the intermediary institution of the Repurchase Plan, where the following is stated: “11. Identify the institutions that will act as intermediaries, if any. The following financial institutions will act as intermediaries in the Company’s preferred share repurchases under the Repurchase Program: CoinValores CCVM Ltda. e CM Capital Markets CCTVM Ltda.”, shall read: “11. Identify the institutions that will act as intermediaries, if any. The following financial institutions will act as intermediaries in the Company’s preferred share repurchases under the Repurchase Program: CoinValores CCVM Ltda., CM Capital Markets CCTVM Ltda. and XP Investimentos CCTVM S.A.”; (ix) correction of the information provided in the minutes of the Board of Directors’ meeting held on August 26, 2019, specifically: (ix.a) the number of Subscription Warrants that each one preferred or common share shall be entitled to on the Registration Date, as set forth in item “ii”, subitem “c”, of those minutes, and instead of 0.042761771 Subscription Warrant for each preferred share and 0.001221765 Subscription Warrant for each common share, the proportion shall be 0.043290616 Subscription Warrant for each preferred share and 0.001236875 Subscription Warrant for each common share, as disclosed in the Notice to Shareholders on August 26, 2019; (ix.b) the percentage of potential dilution resulting from the issuance and exercise of Subscription Warrants, as set forth in item “j” of EXHIBIT II to those minutes, and instead of a minimum percentage of dilution of 2.18% and a maximum percentage of dilution of 4.10%, there will be a minimum percentage of dilution of 2.20% and a maximum percentage of dilution of 4.15%, as disclosed to the market by means of the Notice to Shareholders on August 26, 2019; and (ix.c) the exercise period of the rights arising from each Subscription Warrant, as indicated in item 2, subitem “a” of EXHIBIT I to those minutes, and instead of the exercise period ending on July 15, 2024, it shall end on July 30, 2024. The EXHIBIT I of those minutes is hereby replaced, in order to reflect this adjustment, and it shall have the reading of EXHIBIT A hereto; (x) homologation of the partial subscription of 8,056,631  Subscription Warrants, provided that (a) 8,032,400 Subscription Warrants were subscribed to between September 3, 2019, and

October 3, 2019 (“Preemptive Rights Period”); and (b) 76,905 Subscription Warrants were subscribed to between October 17, 2019, and October 22, 2019, (“Remaining Warrants Subscription Period”) and the subscription of 52,674 Subscription Warrants was conditioned to the subscription of the totality of Subscription Warrants issued. Thus, 7,135,808 Subscription Warrants, which were not subscribed to during the Preemptive Rights Period and the Remaining Warrants Subscription Period, were cancelled, or which were subscribed to under the condition of the subscription of the totality of the Subscription Warrants and their subscribers will be refunded by the Company within 15 days; and (xi) resignation presented by Mr. William Charles Carroll, American, married, accountant, holder of United States passport no. 28889023, with business address at Praça Comandante Linneu Gomes, s/nº, Portaria 3, in the city of São Paulo, State of São Paulo, Jardim Aeroporto, CEP 04626-020, as a member of the Company’s Board of Directors and Alliances Committee, effective as of September 26, 2019. The members of the Board of Directors took the opportunity to recognize and thank Mr. William Carroll for his services to the Company. Accordingly, the Company's Board of Directors will comprise the members elected at the Company's Annual General Meeting held on April 17, 2019, with a term of office until April 16, 2020, as follows: (a) Constantino de Oliveira Junior, as Chairman of the Board of Directors; (b) Joaquim Constantino Neto, as Vice-Chairman of the Board of Directors; (c) Ricardo Constantino, as member of the Board of Directors; (d) Anna Luiza Serwy Constantino, as member of the Board of Directors; and as independent directors on the Board of Directors: (e) Antonio Kandir; (f) André Béla Jánszky; (g) Francis James Leahy Meaney; and (h) Germán Pasquale Quiroga Vilardo. VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Constantino de Oliveira Junior, as chairman; Melissa Paula dos Santos Silva Sica, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Francis James Leahy Meaney and Anna Luiza Serwy Constantino.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, October 30, 2019

___________________________________         ___________________________________

Constantino de Oliveira Junior                        Melissa Paula dos Santos Silva Sica

Chairman                                                           Secretary

EXHIBIT A

TERMS AND CONDITIONS OF THE WARRANTS

SECOND ISSUANCE

1.              GENERAL CHARACTERISTICS OF THE WARRANTS

(a)           Warrant Issuance. Each Warrant was issued by the Company pursuant to approval granted by the meeting of the Board of Directors held on August 26, 2019 and may be subscribed to by shareholders of the Company (“Holder”) upon the payment of the subscription price of R$ 20.00, pursuant to Article 77 of Law No. 6,404/76.

(b)           Type and Number of Warrant Shares. Each Warrant grants the Holder the right to subscribe and pay-in to one new preferred share (subject to adjustment as set forth below) (“Warrant Share”), without the need for any other formality, except as expressly set forth herein, representing an initial conversion ratio of 1:1 (i.e., one Warrant Share per each Warrant) (the “Conversion Ratio”). The Conversion Ratio shall be adjusted in accordance with item 4 below, in the event of any Adjustment Event.

(c)           Characteristics of the Preferred Shares.

Preferred shares shall not grant the right to vote, except for the matters listed below, and such preferences and advantages comprise:

(1)           priority over common shares in the capital reimbursement, in case of the Company’s liquidation, in the total amount for each preferred share corresponding to the division of the Company’s capital stock by the total number of shares issued by the Company, multiplied by 35;

(2)           the right to be included in any public offering resulting from disposition of control, under the same conditions and at the price paid for each share equivalent to 35 times the price for each common share paid to the selling controlling shareholder (as defined in the regulations of Corporate Governance Level 2 of the B3 S.A. - Brasil, Bolsa, Balcão, "Regulation" and "B3", respectively);

(3)           the right to receive dividends in the rate of 35 times the value of dividends paid to each common share;

(4)           and the right to receive, in the event of the Company’s liquidation, after the priority reimbursement of capital and reimbursement of common shares, at the ratio of 35 times the amount attributed to each common share at the time of distribution of any remaining funds attributable to the Company’s shareholders.

Preferred shares shall grant the right to vote in any resolutions of the General Shareholders’ Meeting in the event of any matter listed below (“Special Matters”):

(1)           transformation, merger, spin-off and amalgamation of the Company;

(2)           approval of agreements between the Company and its controlling shareholder (as set forth in the Regulation), directly or through third parties, as well as with other companies in which the controlling shareholder holds an interest, whenever, as a result of legal or statutory provisions, the matter is to be resolved at a General Shareholders’ Meeting;

(3)           valuation of assets destined to a capital increase of the Company;

(4)           appointment of the specialized institution or company that will determine the Company's economic value, as defined in item 10.1.1. of the Regulation;

(5)           change in the Company’s corporate purpose;

(6)           amendment or revocation of any statutory provisions that modify any of the requirements in item 4.1 of the Regulation, provided that this voting right will remain as long as the Corporate Governance Level 2 Agreement is valid (as defined in the Regulation);

(7)           amendment or revocation of Articles 12 to 16, 18, paragraphs 3, 5 and 6 and 36 to 38 and 50 of the Company’s bylaws; and

(8)           any amendments to the voting rights established in the Special Matters and any amendments to paragraphs 5 and 8 of Article 5 of the Company’s bylaws.

2.              EXERCISE OF THE WARRANT

(a)           Exercise Period. The right of each Warrant shall be exercisable by the Holder at any time beginning on September 30, 2019, and ending on July 30, 2024 (“Exercise Period”).

(b)           Warrant Exercise. The right of each Warrant will only be exercisable by the Holder once, with regards to the totality (and no less than the totality) of the Warrant Shares. The Holder shall exercise irrevocably and irreversibly its rights under each Warrant upon delivery of a written notice to the Company, within the Exercise Period (“Exercise Notice”).

(c)           Warrant Cancellation. The Warrant shall be automatically cancelled if the Holder fails to exercise the Warrant within the Exercise Period.

(d)           Exercise Price. The exercise price of the right of each Warrant per Warrant Share shall initially be R$ 39.24 and may be adjusted from time to time as set forth below (as adjusted, the “Exercise Price”). The Exercise Price may be paid by the Holder in cash or by assignment of credits against the Company, including any indebtedness guaranteed by the Company.

3.              SUBSCRIPTION TO THE WARRANT SHARE

(a)           Subscription to the Warrant Share. In the event that the Holder delivers a valid and timely Exercise Notice to exercise its subscription right under a Warrant, the Holder shall subscribe the Warrant Shares within five business days counted as of the delivery of the Exercise Notice, and shall pay the Exercise Price upfront, simultaneously with the subscription act (“Subscription Date”). The Company shall provide to the Holder, directly or throughout the bookkeeper of the Company’s shares, any forms or other documents that may be required for subscription to the Warrant Shares.

(b)           Delivery of the Warrant Shares. The Warrant Shares will be delivered to the Holder within five business days counted from the Subscription Date by the bookkeeper of the Company’s shares, provided that the Holder shall deliver all supplemental documentation required by the bookkeeper for this purpose.

(c)           Characteristics of Warrant Shares. The Warrant Shares shall have the same political and economic rights and the same advantages and benefits attributed to the Company’s preferred shares on the date of issuance of the Warrant Shares.

(d)           Capital Remuneration. The Warrant Shares, when issued, shall be entitled to receive in full any dividends or interest on equity capital (or other remunerations), and any other remuneration on capital which may be declared by the Company as from the date of the issuance of the Warrant Shares, and to all rights and benefits attributed to the Company’s shareholders, on the same terms and conditions applicable to the Company’s other preferred shares as from the issuance date of the Warrant Shares.

4.              ANTI-DILUTION

During the Exercise Period, the Exercise Price and the Conversion Ratio are subject to the adjustments resulting from the realization of the following corporate events ("Adjustment Events"), subject to the rules established herein:

(i)  First Adjustment Event. If the Company performs any (a) issuance of preferred shares as a dividend or distribution on the preferred shares; or (b) splits or combinations of the preferred shares, the Exercise Price shall be adjusted based on the following formula:

EP1 = EP0 ×	______PN0______
PN1

Where:

“EP1”

means the adjusted Exercise Price, in force immediately after the date that the preferred shares start to be traded ex-rights due to the Adjustment Event or the date on which the preferred shares start to be traded in the normal course reflecting a split or combination of preferred shares, as the case may be;

“EP0”

means the adjusted Exercise Price, in force immediately before the date that the preferred shares start to be traded ex-rights due to the Adjustment Event or the date on which the preferred shares start to be traded in the normal course reflecting a split or combination of preferred shares, as the case may be;

“PN0”

means the number of preferred shares existing immediately before the date that the preferred shares start to be traded ex-rights due to the Adjustment Event or the date on which the preferred shares start to be traded in the normal course reflecting a split or combination of preferred shares, as the case may be, excluding the effects of the Adjustment Event;

“PN1”

means the number of preferred shares existing immediately after the date that the preferred shares start to be traded ex-rights due to the Adjustment Event or the date on which the preferred shares start to be traded in the normal course reflecting a split or combination of preferred shares, as the case may be, considering the effects of the Adjustment Event.

(ii)                 Second Adjustment Event. If the Company (a) issues preferred shares, Warrants for subscription to preferred shares or other securities convertible into or exchangeable for preferred shares; or (b) grants options for the acquisition of preferred shares, which in any case guarantee the right to holders of preferred shares to subscribe to or purchase new preferred shares (y) within a period of up to forty-five days as of the reference date that identifies the Holders of preferred shares that may exercise the rights resulting from that issuance or grant, and (z) at a price for each preferred share lower than the average of the Latest Reported Sale Prices of the ADSs over the ten consecutive Trading Day period ending on the day immediately before the date of the announcement of the Adjustment Event, including divided by the number of preferred shares then represented by one ADS (“Extraordinary Rights”), the Exercise Price shall be adjusted based on the following formula:

EP1 = EP0 ×	_PN0 + A__
PN1+ B

Where:

“EP1”	means the adjusted Exercise Price, in force immediately after the date that the preferred shares start to be traded ex-rights due to the Adjustment Event;

“EP0”	means the adjusted Exercise Price, in force immediately before the date that the preferred shares start to be traded ex-rights due to the Adjustment Event;

“PN0”	means the number of preferred shares existing immediately before the date that the preferred shares start to be traded ex-rights due to the Adjustment Event;

“A”

means the number of preferred shares equal to (a) the aggregate price payable to exercise such rights, options or warrants, divided by (b) the quotient of (i) the average of the Latest Reported Sale Prices of the ADSs over the ten consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of the issuance of such rights, options or warrants, divided by (ii) the number of preferred shares then represented by one ADS;

“B”	means the total number of preferred shares to be issued or delivered due to the exercise of the rights issued or conferred in the Adjustment Event.

(ii.a)       Any adjustment under this item (ii) will be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the open of business on the ex- dividend date for such issuance. In the event such Extraordinary Rights are not exercised during the exercise period, the Exercise Price adjustment shall be recalculated considering the application of the formula above where “B” will be the number of the preferred shares effectively issued or delivered as a result of the exercise of the Extraordinary Rights.

(ii.b)       In determining whether any rights, options or warrants entitle the holders to subscribe to or purchase preferred shares at a price per share that is less than the average of the Latest Reported Sale Prices of the ADSs for the ten consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such Adjustment Event, divided by the number of preferred shares represented by one ADS, and in determining the aggregate offering price of such preferred shares, any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or exchange thereof shall be taken into account, with the value of such consideration, if other than cash, to be determined by the Company’s Board of Directors or a committee thereof, as applicable.

(iii)                Third Adjustment Event. If the Company (a) pays any dividend or distribution in natura for the preferred shares; (b) realizes the redemption or amortization of the preferred shares by delivering property, assets or rights; (c) reduces the capital stock as a result of the delivery of property, assets or rights; the Exercise Price shall be adjusted based on the formula set forth below, provided that such event does not result in (i) an issuance of preferred shares, warrants for the subscription of preferred shares or other securities convertible in, or exchangeable for preferred shares, or grant option for the acquisition of preferred shares that represents an Extraordinary Right; (ii) a dividend or distribution in cash as set forth in item (e) below; or (iii) an Adjustment Event provided in item (d) below:

EP1 = EP0 ×	_ C - FMV _
C

Where:

“EP1”	means the adjusted Exercise Price, in force immediately after the date that the preferred shares start to be traded ex-rights due to the Adjustment Event;
“EP0”	means the adjusted Exercise Price, in force immediately before the date that the preferred shares start to be traded ex-rights due to the Adjustment Event;
“C”

means the average of the Latest Reported Sale Prices of the ADSs over the ten consecutive Trading Day period ending on the Trading Day immediately before the date that the preferred shares start to be traded ex-rights due to the Adjustment Event, including, divided by the number of preferred shares then represented by one ADS;

“FMV”

means the fair market value (as determined by GLAI’s Board of Directors or a committee thereof) of the shares, properties, assets or rights described in this Adjustment Event and delivered to each Holder of preferred shares on the date that the preferred shares start to be traded ex-rights due to the Adjustment Event.

(iii.a)      If the Company issues rights, options or warrants that are only exercisable upon the occurrence of certain triggering events, then: (a) the adjustments under this item (iii) will only be made once the earliest of these triggering events occurs; and (b) a readjustment under this item (iii) will be made to the extent any of these rights, options or warrants are not exercised before they expire, provided that the rights, options or warrants trade together with the preferred shares and will be issued in respect of future issuances of the preferred shares.

(iv)                Fourth Adjustment Event. In case the Company performs any of the Adjustment Events described in item (iii) above and such Adjustment Event results in the delivery to the holders of preferred shares of any type or class, or other similar securities issued by or related to a subsidiary of the Company or another business unit of the Company, which are listed or admitted to trading on a national U.S. stock exchange (directly or in the form of ADSs) (“Affiliate’s Shares"), the Exercise Price shall be adjusted based on the following formula:

EP1 = EP0 ×	_ D FMV __
D

Where:

“EP1”	means the adjusted Exercise Price, in force immediately after the end of the Assessment Period (defined below);
“EP0”	means the adjusted Exercise Price, in force immediately before the end of the Assessment Period (defined below);
“FMV”

means, with regard to the Affiliate’s Shares, the average of the Latest Reported Sale Prices of the Affiliate’s Shares, considering the Affiliate’s Shares received for each preferred share, over the ten consecutive Trading Day period starting on and including the date that the preferred shares start to be traded ex-rights due to the

Adjustment Event (“Assessment Period”);

“D”	means the average of the Latest Reported Sale Prices of the ADSs during the Assessment Period, divided by the number of preferred shares then represented by one ADS.

(v) Fifth Adjustment Event. In case the Company pays any dividend or effects any distribution in cash for the preferred shares, the Exercise Price shall be adjusted based on the following formula:

EP1 = EP0 ×	_ E - F __
E

Where:

“EP1”	means the adjusted Exercise Price, in force immediately after the date that the preferred shares start to be traded ex-rights due to the Adjustment Event;

“EP0”	means the adjusted Exercise Price, in force immediately before the date that the preferred shares start to be traded ex-rights due to the Adjustment Event;

“E”

means the Latest Reported Sale Price of the ADSs on the Trading Date immediately before the date that the preferred shares start to be traded ex-rights due to the Adjustment Event divided by the number of preferred shares then represented by one ADS;

“F”	means the amount in cash for each preferred share distributed by the Company.

(vi)                Adjustment in the Conversion Ratio. Upon the occurrence of any Adjustment Event, simultaneously to the adjustment of the Exercise Price, the Conversion Ratio shall be adjusted based on the following formula:

CR1 = CR0×	__ EP0 ___
EP1

Where:

“CR1”	means the adjusted Conversion Rate, in force immediately after the Adjustment Event;

“CR0”	means the adjusted Conversion Rate, in force immediately before the Adjustment Event;

“EP1”	means the adjusted Exercise Price, in force immediately after the Adjustment Event;

“EP0”	means the adjusted Exercise Price, in force immediately before the Adjustment Event.

For the avoidance of doubt, the Exercise Price and the Conversion Ratio will not be adjusted as a result of any other event, including, without limitation, (i) the issuance of common shares; (ii) the issuance of preferred shares or the grant of options to purchase preferred shares pursuant to the Restricted Stock Plan and the Stock Option Plan approved by the Company's Extraordinary General Shareholders’ Meeting held on October 19, 2012 or any other stock option plan to subscribe to or purchase preferred shares to be approved by the Company's shareholders; (iii) the issuance of preferred shares or the grant of options to purchase preferred shares in compliance with any obligation of the Company existing on July 17, 2019; and (iv) the repurchase of preferred shares in accordance with a repurchase program approved by the Company's Board of Directors.

In case the application of the formulas established in this item 4 results in decimal values, the Company must follow the guidelines of the B3 and the CVM regarding rounding.

In the case of any (a) recapitalization, reclassification or change in the preferred shares (other than changes in par value or resulting from a subdivision or combination) or (b) any consolidation, merger, merger of shares or other combination involving the Company, as a result of which the preferred shares would be converted into or exchanged for (“Specified Corporate Event”) stock, other securities, other property or assets (including cash or any combination thereof) (“Reference Property”), then the Holder shall be entitled to receive the Reference Property that a holder of a number of preferred shares corresponding to the Conversion Ratio immediately prior to such Specified Corporate Event would have been entitled to receive upon such Specified Corporate Event.

If the Specified Corporate Event causes the preferred shares to be converted into, or exchanged for, the right to receive more than a single type of Reference Property (determined based upon any form of holder election), the Reference Property will be deemed to be based on: (a) the weighted average of the types and amounts of consideration received by the holders of the preferred shares that affirmatively make such an election, and (b) if no holders of the preferred shares affirmatively make such an election, the types and amounts of consideration actually received by the holders of the preferred shares.

5.              ENCUMBRANCES

The Holder shall not permit any Encumbrance on the Warrant.

6.              DEFINITIONS

For all purposes, the following expressions and defined terms beginning with a capital letter, both singular and plural, masculine or feminine, shall have the meanings indicated below:

“ADS” means the American Depositary Shares each representing two non-voting preferred shares of the Company.

“Trading Day” means any day on which (i) trading in the ADSs (or Subsidiary Shares, as applicable) generally occurs on the American Stock Market or, if the ADSs (or Subsidiary Shares, as applicable) are not then listed on the American Stock Market on such date, on the principal other market on which the ADSs (or Subsidiary Shares, as applicable) are then traded; and (ii) a Latest Reported Sale Price for the ADSs (or the Subsidiary Shares, as applicable) is available on such securities exchange or market. If the ADSs (or Subsidiary Shares, as applicable) are not listed or traded under the terms set forth herein, a Trading Day means a Business Day.

“Business Day” means any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of New York is authorized or required by law or executive order to close or be closed.

“Encumbrances” means any encumbrance, lien, burden, charges or similar.

“NYSE” means the New York Stock Exchange.

“Latest Reported Sale Price” means, with respect to the ADSs or the Affiliate’s Shares, as applicable, (x) the closing sale price per ADS (or Affiliate’s Shares, as applicable) (or if the closing sale price has not been reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions on the NYSE or, if the ADS (or Affiliate’s Shares, as applicable) are not listed on the NYSE, on the other major national or regional American Stock Exchange on which the ADSs (or Affiliate’s Shares, as applicable) are listed ("American Stock Exchange"); (y) if the ADSs are not listed for trading on the American Stock Exchange on such date, the last quoted bid price for the ADSs in the over-the- counter market on such date as reported by OTC Markets Group Inc. or a similar organization; or (z) if the ADSs are not quoted under the terms of item (y) above, the average of the mid-point of the last bid and ask prices for the ADSs on such date from each of at least three nationally recognized independent investment banking firms selected for this purpose, in any case by converting the resulting U.S. dollar amount into Brazilian reais by applying the PTAX U.S. dollar exchange rate disclosed by the Central Bank of Brazil for the business day prior to the ADS quotation date (or Affiliate’s Shares, as applicable).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.